Exhibit 99.2

Q&A

Questions and Answers

About our Conversion and Stock Offering

This pamphlet answers questions about the mutual to stock conversion of Members Mutual Holding Company and the related common stock offering of Vericity, Inc. Investing in shares of common stock involves certain risks. Before making an investment decision, please read the enclosed Prospectus carefully, including the section entitled “Risk Factors.”

THE CONVERSION

Why am I receiving these materials, and what is the conversion?

You are receiving these materials because you were a policyholder of Fidelity Life Association, an Illinois legal reserve life insurance company (“Fidelity Life”) as of July 31, 2018. As a policyholder of Fidelity Life, you are also a member of Members Mutual Holding Company (“Members Mutual”), an Illinois mutual insurance holding company that is the parent company of Fidelity Life. Members Mutual has adopted a Plan of Conversion (the “Plan”) under which it is seeking to convert from mutual to stock form. Members of Members Mutual who were policyholders of Fidelity Life as of July 31, 2018 (“eligible members”), are being asked to vote to approve the Plan, as more fully described below.

As a part of the Plan, Vericity, Inc., the stock holding company formed to acquire all of the stock of Members Mutual upon its conversion, is conducting an initial public offering of shares of its common stock. Upon completion of the conversion, Vericity, Inc. will be owned by the persons who purchase shares in the offering, and Members Mutual will be converted into a stock company wholly owned by Vericity, Inc. See “Prospectus Summary – Our Structure Following the Conversion” in the enclosed prospectus for additional details and a diagram of our corporate structure prior to and following the conversion and offering.

What are the reasons for the conversion and stock offering?

In deciding to convert from the mutual to the stock form of organization, Members Mutual considered many factors, including among other things, that the conversion would permit us to undertake a substantial capital raising transaction, provide an improved ability to access future capital as a publicly traded company, enable Members Mutual to seek to achieve scale and position it to execute against its middle market opportunity, and afford members an opportunity to participate in the success of Members Mutual through the purchase of stock. See “The Conversion and Offering—Background and Reasons for the Conversion” in the enclosed prospectus for additional discussion of the reasons for the conversion and offering.

Will the conversion affect my premiums or coverage with Fidelity Life Association?

No. There will be no change in your premiums or insurance coverage under existing policies of insurance with Fidelity Life as a result of the conversion. All policies and annuities will remain as they were prior to the conversion.

THE PROXY VOTE

Who is entitled to vote on the Plan of Conversion?

The eligible members of Members Mutual are eligible to vote for approval of the Plan. The eligible members are also being asked to vote to approve the amended and restated articles of incorporation (the “Restated Articles”) of converted Members Mutual, approval of which is necessary in order to complete the conversion.

Why should I vote on the Plan and the Restated Articles?

Your vote “For” the approval of the Plan and “For” the approval of the Restated Articles is very important to us in order that we can continue to pursue our mission of providing affordable life insurance to the middle American market. The Plan of Conversion and the Restated Articles have been approved by the Illinois Director of Insurance, subject to approval of the Plan and the Restated Articles by the eligible members. Approval of the Plan and of the Restated Articles requires the affirmative vote of at least two-thirds of the votes cast in person or by proxy by the eligible members at the special meeting. The Plan cannot be implemented without receipt of member approval of the Plan and the Restated Articles.

How do I vote?

You can vote by mailing your signed proxy card(s) in the blue postage-paid envelope marked “PROXY RETURN”. PLEASE VOTE PROMPTLY.

Does my vote on the Plan of Conversion and Restated Articles require me to buy stock in the offering?

No. Voting for approval of the Plan and the Restated Articles does not require you to buy stock in the offering. As a policyholder of Fidelity Life as of July 31, 2018, you have a priority right, but no obligation, to buy shares in the offering before the shares are made available to other participants in the offering.

THE STOCK OFFERING AND PURCHASING SHARES

Investment in our common stock involves certain risks, including the possible loss of your entire investment. For a discussion of certain of such risks and other factors, you are urged to read the accompanying prospectus, including the section entitled “Risk Factors” beginning on page [●] of the prospectus.

How many shares are being offered and at what price?

Vericity, Inc. is offering for sale between 14,875,000 and 20,125,000 shares of common stock at $10.00 per share. A minimum of 14,875,000 shares must be sold for us to complete the conversion.

Who is eligible to purchase stock during the offering?

We are offering shares of our common stock in a subscription offering and a community offering. The subscription offering will be made to eligible members of Members Mutual, who were the policyholders of Fidelity Life Association as of July 31, 2018, and to the directors and officers of Members Mutual. Concurrently with the subscription offering and subject to the prior right of subscribers in the subscription offering, shares will be offered in an offering we refer to as the community offering to eligible employees of Members Mutual and possibly to a limited number of other potential investors.

If the number of shares subscribed for in the subscription offering, together with any subscriptions accepted in the community offering, is less than 14,875,000 shares, a standby purchaser has agreed to purchase enough shares to guarantee the sale of 14,875,000 shares in the offerings, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings.

Are the directors and officers of Members Mutual planning to purchase shares in the subscription offering?

Yes. If the eligible members subscribe for less than the offering maximum of 20,125,000 shares, the directors and officers of Members Mutual, together with their affiliates and associates, have indicated their intention to purchase approximately [2,001,600] shares of common stock in the subscription offering.

Who is the Standby Purchaser and what is the Standby Stock Purchase Agreement?

A minimum of 14,875,000 shares must be sold in the offering in order for us to complete the conversion. We have entered into an agreement with Apex Holdco L.P., an affiliate of J.C. Flowers IV L.P., a private equity fund managed by J.C. Flowers & Co. LLC, under which Apex Holdco, L.P. has agreed to act as the standby purchaser for this offering.

Under the standby stock purchase agreement with the standby purchaser, the standby purchaser has agreed, subject to certain conditions, to acquire from us at the subscription price of $10.00 per share the number of shares equal to the difference of the offering minimum of 14,875,000 shares and the number of shares of common stock sold in the subscription and community offerings. In addition, the standby purchaser has the right to purchase additional shares up to the offering maximum, which additional shares may permit the standby purchaser to acquire up to a majority of the stock sold in the offerings. For a description of the terms and conditions of the standby stock purchase agreement, see “The Conversion and Offering – Description of the Standby Purchase Agreement.”

I am eligible to subscribe for shares in the offering but I am not interested in investing. May I allow someone else to use my stock order form to take advantage of my priority as an eligible member?

No. Subscription rights are non-transferable! Illinois law prohibits you from transferring your subscription rights. If you subscribe for shares of common stock in the subscription offering, you will be required to state that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares to others.

How may I buy shares during the subscription offering?

Shares can be purchased by delivering a signed and completed original stock order form, together with full payment. You may submit your order by overnight delivery to the address indicated for that purpose on the top of the stock order form, or you may submit your order by mail using the green postage-paid envelope marked “STOCK ORDER RETURN”. However, please know that all orders, with full payment, must be received (not postmarked) by the order deadline. We encourage you to consider overnight delivery to increase the likelihood that your order is received before the deadline.

What is the deadline for purchasing shares?

The deadline for purchasing shares of common stock in the subscription offering is 5:00 PM, Central Time, on [END DATE]. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

How may I pay for the shares?

Payment for shares may be made by personal check, bank check, or money order made payable to “Computershare Trust Company, N.A., as escrow agent for Vericity, Inc.”. Please do not send cash.

Will I earn interest on my funds?

No. All funds submitted to purchase shares will be held in escrow until completion or termination of the offering and will not earn interest.

Are there limits to how many shares I can order?

Yes. The minimum order is 25 shares ($250). There is also an individual maximum purchase limit which applies to each eligible member. This individual maximum purchase limit is printed on the stock order form that has been mailed to each eligible member along with a copy of the prospectus. No eligible member, together with such person’s associates or a group acting in concert, may directly or indirectly, subscribe for or purchase in this offering more than such member’s individual maximum purchase limit. See “The Conversion and Offering—Limitations on Purchases of Common Stock” in the enclosed prospectus for additional discussion of individual maximum purchase limits.

Is it possible that I may not receive all of the shares I order?

Yes. We are not permitted to sell more than 20,125,000 shares of common stock. If we receive orders from eligible members for more shares than we are permitted to sell, shares will be allocated as described in the prospectus. If we are unable to fill any portion of your order, or if we determine to cancel the offering, you will receive a refund check for any unused funds which you submitted as payment, without interest. See “The Conversion and Offering—Subscription Offering and Subscription Rights” in the enclosed prospectus for a discussion of allocation procedures in the event of an oversubscription.

May I change my mind after I place my order?

No. After receipt, your executed stock order form may not be modified or rescinded without our consent.

Will the stock be insured?

No. Like any common stock, Vericity, Inc. common stock will NOT be insured.

Will dividends be paid on the shares of common stock?

Following completion of this stock offering, our board of directors will have the authority to declare dividends on our shares of common stock. We currently do not have any plans to pay ordinary cash dividends to our stockholders.

The standby stock purchase agreement provides that within six months of the closing of this offering, our board will direct management to undertake and complete a capital needs assessment to project the amount of capital reasonably needed to be maintained at Vericity to support adequate operating capital levels at Fidelity Life and Efinancial, another subsidiary of Members Mutual. If our management determines that the amount of capital at Vericity is in excess of these requirements, our management may recommend to the Vericity board of directors the declaration of a special cash dividend in an amount not to exceed any such excess capital. The amount of any special dividend would not equal or exceed one hundred percent of the net proceeds of the offerings. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors. For information regarding the potential payment of a special cash dividend following a capital needs assessment, see “Use of Proceeds” and “Dividend Policy – Capital Needs Assessment; Potential Special Dividend” in the enclosed prospectus.

How will Vericity, Inc. shares trade?

Following completion of the conversion, Vericity Inc.’s common stock is expected to trade on the Nasdaq Capital Market under the symbol “VERY.” Once the shares have begun trading, you may contact a stock broker to buy or sell Vericity, Inc. shares.

If I purchase shares in the offering, when will I receive my shares?

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

HOW TO GET FURTHER INFORMATION

Where can I get more information?

For more information, refer to the enclosed prospectus or call our Stock Information Center to speak to a representative of Raymond James, toll-free, at [SIC PHONE], Monday – Friday, 10:00 a.m. – 4:00 p.m., Central Time, except bank holidays.